DESCRIPTION OF COMMON STOCK

The following description of Southwest Gas Holdings, Inc.’s (“Southwest Gas Holdings”) common stock (the “Common Stock”) is only a summary and is qualified in its entirety by reference to our articles of incorporation and amended and restated bylaws. Therefore, you should read carefully the more detailed provisions of our articles of incorporation, a copy of which was filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to Southwest Gas Holdings’ Form 8-K12B dated September 20, 2019 and our amended and restated bylaws, a copy of which was filed with the SEC as an exhibit to Southwest Gas Holdings’ Form 8-K dated October 18, 2021. References to “we,” “us,” “our” and “Southwest Gas Holdings” are to Southwest Gas Holdings, Inc., a Delaware corporation.

The authorized capital stock of Southwest Gas Holdings consists of (1) 120,000,000 shares of Common Stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock, with a $20.00 par value. No other classes of capital stock are authorized under our articles of incorporation.

The holders of Common Stock are entitled to receive such dividends as the Southwest Gas Holdings board of directors (the “Board”) may from time to time declare, subject to any rights of holders of outstanding shares of Southwest Gas Holdings preferred or preference stock. Except as otherwise provided by law, each holder of Common Stock is entitled to one vote per share on each matter submitted to a vote of a meeting of stockholders, subject to series voting rights of holders of preferred or preference stock.

In the event of any liquidation, dissolution or winding up of Southwest Gas Holdings, whether voluntary or involuntary, the holders of shares of Common Stock, subject to any rights of the holders of outstanding shares of Southwest Gas Holdings preferred or preference stock, are entitled to receive any remaining assets of Southwest Gas Holdings after the discharge of its liabilities.

Holders of Common Stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Common Stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.

EQ Shareowner Services is the registrar and transfer agent for our Common Stock.

DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

The following description of Southwest Gas Holdings’ preferred stock purchase rights (the “Rights”) is only a summary and is qualified in its entirety by reference to our articles of incorporation, our amended and restated bylaws and the Rights Agreement, dated as of October 10, 2021 (the “Rights Agreement”), between us and Equiniti Trust Company, as rights agent. Therefore, you should read carefully the more detailed provisions of our articles of incorporation, a copy of which was filed with the SEC as an exhibit to our Form 8-K12B dated September 20, 2019 and our amended and restated bylaws and the Rights Agreement, copies of which were filed with the SEC as exhibits to our Form 8-K dated October 18, 2021.

    On October 10, 2021, the Board authorized a dividend of one Right for each outstanding share of Common Stock, which was paid to the holders of record of Common Stock as of 5:00 p.m., New York City time, on October 21, 2021 (the “Record Date”). Each Right entitles the registered holder to purchase from us one ten-thousandth (a “Unit”) of a share of Series A Junior Participating Preferred Stock, no par value (the “Preferred Stock”), at a purchase price (the “Purchase Price”) of $321.70 per Unit, subject to adjustment.

Distribution Date

The Rights are attached to all shares of Common Stock and no separate certificate evidencing the Rights have been issued. Subject to certain exceptions, until the Distribution Date (as defined below), we will issue one Right with each new share of Common Stock issued after the Record Date so that all shares of Common Stock will have Rights attached, the Rights will be transferred with and only with the Common Stock and any transfer of Common Stock will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and, as soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) and will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

    The “Distribution Date” means the earlier of:

•ten business days after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date, as determined by the Board, on which an Acquiring Person has become such; and
•such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by the Board following the commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person.

Exercisability

    The Rights will not be exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from us one Unit of a share of Preferred Stock for the Purchase Price. Prior to exercising their Rights, holders of Rights in that capacity have no rights as a stockholder of us, including the right to vote or receive dividends.

Consequences of Any Person or Entity Becoming an Acquiring Person

•Flip-In Trigger. If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the Purchase Price.
•Flip-Over Trigger. If, after any person or group of affiliated or associated persons has become an Acquiring Person, we are acquired in a merger, consolidation or combination or 50% or more of our consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of Common Stock of the person (or its parent) with whom we have engaged in the foregoing transaction having a market value of two times the Purchase Price.
•Exchange Feature. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right.

Expiration

The Rights will expire on the earliest of (i) the close of business on October 9, 2022, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving us that has been approved by the Board, at which time the Rights are terminated, and (iv) the time at which the Rights are exchanged pursuant to the Rights Agreement (such earliest date, the “Expiration Date”).

Redemption

At any time prior to the close of business on the Distribution Date, the Board may redeem the Rights in whole, but not in part, for $0.0001 per Right (the “Redemption Price”). The Redemption Price is payable, at our option, in cash, Common Stock or such other form of consideration as the Board shall determine. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment in accordance with the Rights Agreement.

Amendment

For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. At any time when the Rights are no longer redeemable, we may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof) and does not cause the Rights again to become redeemable.

Anti-Dilution Provisions

The Board may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, a reclassification of the Preferred Stock or the Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Preferred Stock

Each Unit of a share of Preferred Stock will entitle the holder thereof to the same dividends, liquidation and voting rights as if the holder held one share of Common Stock and will be treated the same as a share of Common Stock in the event of a merger, consolidation or other share exchange. The value of one Unit of a share of Preferred Stock should approximate the value of one share of Common Stock.

ANTI-TAKEOVER EFFECTS

Our articles of incorporation, amended and restated bylaws and the Rights Agreement contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest Gas Holdings stock or delaying or preventing a change in control of Southwest Gas Holdings. The material provisions which may have such an effect are:

(a)        provisions requiring a super-majority vote by holders of Common Stock in order to approve certain types of business combinations;

(b)        a provision permitting the Board to make, amend or repeal the bylaws;

(c)        authorization for the Board to issue preferred or preference stock in any series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

(d)        advance notice procedures with respect to proposals other than those adopted or recommended by the Board

(e)        provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Common Stock entitled to vote; and

(f)     provisions requiring director nominees nominated by a stockholder (each such person, a “Stockholder Nominee”) for election to the Board to provide us with certain information with respect to information and agreements between the Stockholder Nominee and any Stockholder Associated Person (as defined in our amended and restated bylaws).

In addition, the Rights may have certain anti-takeover effects. In general terms and subject to certain exceptions, the Rights Agreement works by imposing a significant penalty upon any person or group of affiliated or associated persons that acquires 10% or more of the outstanding Common Stock (20% or more in the case of a passive investor), except in certain situations specified in the Rights Agreement (such person, an “Acquiring Person”). The Rights, however, should not interfere with any merger or other business combination approved by the Board.